SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of April 2003
                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            |X|      Form 20-F        |_|     Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

            |_|      Yes              |X|     No

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated April 3, 2003.


                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           AMERICAN ISRAELI PAPER MILLS LTD.
                                           (Registrant)


                                           By:   /s/ Lea Katz
                                               ---------------------------------
                                               Name:  Lea Katz
                                               Title: Corporate Secretary

Dated: April 3, 2003.

                                  EXHIBIT INDEX
                                  -------------


    EXHIBIT NO.           DESCRIPTION
    -----------           -----------

        1.                Press release dated April 3, 2003.